Filed Pursuant to Rule 424(b)(5)

Registration No. 333-273098

PROSPECTUS SUPPLEMENT

Supplement No. 3 to Prospectus Supplement dated May 3, 2024

$30,000,000

Class A Common Stock

This supplement no. 3 dated June 8, 2026 (“supplement no. 3”) supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated May 3, 2024 (the “initial prospectus supplement”), supplement no. 1 thereto dated September 6, 2024 (“supplement no. 1”), and supplement no. 2 thereto dated July 11, 2025 (“supplement no. 2”, together with the initial prospectus supplement and supplement no. 1, the “Prospectus”) as a part of our registration statement on Form S-3 (File No. 333-273098) (the “Registration Statement”), which we refer to as the initial prospectus supplement, relating to the offer and sale, from time to time, of shares of our Class A common stock, par value $0.001 per share (the “Common Stock”) to or through A.G.P./Alliance Global Partners (“A.G.P.”) and The Benchmark Company, LLC (“Benchmark,” and collectively with A.G.P., the “Agents”) acting as our sales agent, in accordance with the terms of a sales agreement we entered into as of May 3, 2024 (the “Sales Agreement”) with the Agents. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the initial prospectus supplement, supplement no. 1 and supplement no. 2 and documents incorporated by reference therein. If there is any inconsistency between the information in the initial prospectus supplement, supplement no. 1, supplement no. 2 and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the initial prospectus supplement shall not be deemed to constitute a part of the initial prospectus supplement, except as modified or superseded by this supplement.

The Sales Agreement with the Agents provides that we may issue and sell shares of our Common Stock registered on the Registration Statement from time to time to or through the Agents subject to offering limitations, as applicable, under General Instruction I.B.6. of Form S-3. Subsequent to the filing of supplement no. 2, on March 19, 2026, the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) published Question 116.26 of the Securities Act Forms Corporation Finance Interpretations (the “Staff Interpretation”). The Staff Interpretation provides that, where (i) a company has entered into a sales agreement with a named selling agent for an at-the-market offering of an amount of securities that the company reasonably expected to offer and sell, (ii) the company had an effective Form S-3 registration statement, was eligible to offer and sell securities in reliance on General Instruction I.B.1 of Form S-3, and filed a prospectus supplement for the offering, and (iii) at the time of the company’s next Section 10(a)(3) update, the company does not meet the $75 million public float requirement of General Instruction I.B.1 of Form S-3 but remains eligible to use Form S-3 in reliance on General Instruction I.B.6 of Form S-3, the Staff will not object if the company continues to offer and sell the full amount of securities covered by the prospectus supplement that was filed prior to the Section 10(a)(3) update, even if that amount would exceed the offering limits of General Instruction I.B.6 of Form S-3. Consistent with the Staff Interpretation, the Company hereby supplements the Prospectus to reflect that it may offer and sell shares of Common Stock having an aggregate offering price equal to $30,000,000.

Accordingly, under the terms of the Sales Agreement, we may offer and sell through the initial prospectus supplement, as amended and supplemented by supplement no. 1, supplement no. 2, and this supplement no. 3, shares of Common Stock having an aggregate offering price of up to $30,000,000 from time to time to or through the Agents. This supplement no. 3 is being filed to update this position, previously reported in supplement no. 2. Through May 29, 2026, we have sold 1,415,066 shares of Common Stock in accordance with the Sales Agreement.

The shares of our Common Stock are listed for trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “CNVS.” On June 5, 2026, the last reported sale price of the Common Stock on Nasdaq was $2.56 per share.

Investing in our securities involves significant risks. See “Risk Factors” in the initial prospectus supplement, and under similar headings in other documents filed and incorporated by reference herein and therein for a discussion of factors that you should consider before buying shares of the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

A.G.P.	The Benchmark Company

The date of this supplement is June 8, 2026.